UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc.’s. Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the third quarter ended September 30, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  November 3, 2005

By: /s/ David M. Hall

Name: David M. Hall

Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the three and nine month periods ended September 30, 2005

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis contained in this management discussion and analysis are as of October 26, 2005.

This discussion and analysis covers our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2005 in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  See note 12 of the unaudited interim consolidated financial statements for a reconciliation to Canadian GAAP.  This discussion and analysis provides an update to the discussion and analysis prepared for the year ended December 31, 2004 and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements for the year ended December 31, 2004 contained on our website at www.angiotech.com and which are also available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.  Additional information relating to our Company, including our 2004 AIF, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Overview

We are a specialty pharmaceutical company that discovers and develops treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma, with a primary focus on vascular and orthopaedic diseases.  Medical device implants often fail to provide the desired treatment outcome due to side effects that occur when a device is implanted.  Similar side effects also often occur in response to a surgical intervention or acute injury or trauma.  These side effects may include scarring, inflammation, cell proliferation, pain, infection, or tumor cell or other tissue overgrowth.

We use our drug screening capabilities to identify pharmaceutical compounds that address the underlying biology of scar formation, cell proliferation and inflammation, infection and tissue overgrowth. Once an appropriate drug has been identified, we develop proprietary methods utilizing our portfolio of biomaterials and drug delivery technologies to enable the drug to be released from a medical device or surgical implant. We believe our approach may achieve better clinical results than systemic drugs or medical devices and surgical implants may achieve independently.

The majority of our current revenues are royalties derived from sales of coronary stent systems incorporating the drug paclitaxel.  The TAXUS® Express2™ and TAXUS® Liberté ™ coronary stent systems are the initial product lines incorporating our technology, and are sold by Boston Scientific Corporation (“BSC”), our exclusive technology licensee in the paclitaxel-eluting coronary stent field.  Royalties derived from sales of paclitaxel-eluting stent systems represented 91% and 90% of our gross revenues for the three and nine month periods ended September 30, 2005 respectively and 86% of our gross revenues for the year ended December 31, 2004.  BSC announced the completion of the initial launch of the TAXUS Liberté paclitaxel-eluting coronary stent in 18 countries in January 2005 and in Europe in September 2005. The TAXUS Liberté stent system represents BSC’s next generation product that incorporates our research, technology and intellectual property related to the use of paclitaxel to treat restenosis and other local inflammatory and proliferative disease. The TAXUS Liberté stent has been designed by BSC to further enhance deliverability and conformability, particularly in challenging coronary lesions.  BSC hopes to gain U.S. Food and Drug Administration (“FDA”) approval for the TAXUS Liberté stent by mid-2006.

Our other commercial products include VITAGEL™ surgical hemostat, a bioresorbable hemostatic material designed to reduce patient blood loss during surgical procedures, which is distributed in the U.S. by Orthovita, Inc.; CoSeal® surgical sealant, a biomaterial surgical sealant used to facilitate tissue repair and regeneration, which is distributed in the U.S. and Europe by Baxter Healthcare Corporation (“Baxter”); Collagraft® and NeuGraft®, collagen-based biomaterial products for orthopaedic and spinal surgery applications which are distributed in the U.S. by Zimmer, Inc.; and several additional polymeric biocompatible coatings for medical devices.

Our significant ongoing clinical programs include:

TAXUS® Liberté ™ - BSC announced the launch of the TAXUS Liberté paclitaxel eluting coronary stent system in 18 countries in January 2005 and in Europe in September 2005. The TAXUS Liberté system is the second BSC product line to incorporate our proprietary paclitaxel technology to treat restenosis and other local inflammatory and proliferative disease.  BSC is currently conducting pivotal clinical studies in the U.S. and has completed enrollment in its ATLAS clinical trial, a pivotal study designed to collect data to support regulatory filings for product commercialization in the U.S.  Enrollment began in August 2004 and consists of 872 patients at 72 sites world-wide.  The objectives of the trial are to assess safety and efficacy of TAXUS Liberté at nine months after completion of an angioplasty procedure.  In May 2005, BSC announced positive thirty-day safety data, as demonstrated by a low overall MACE (Major Adverse Cardiac Events) rate.  BSC has indicated that further data from the ATLAS trial should be available in the second half of 2005, with a potential launch of TAXUS Liberté in the U.S. in mid-2006.

Vascular Wrap™ Program - Our most advanced internal product candidate is our Vascular Wrap™ paclitaxel-eluting mesh product, a biodegradable, synthetic mesh loaded with paclitaxel.  The Vascular Wrap is applied to the outside wall of a vessel in order to prevent or reduce restenosis associated with vascular surgical procedures.  We currently have an ongoing fully-enrolled, 109 patient European clinical trial, a first-in-man study designed to evaluate the safety of the Vascular Wrap when used in conjunction with peripheral vascular bypass surgery in the limbs using a synthetic vascular graft.  In May 2005, we announced positive six month preliminary safety results from this trial.  We expect to discuss additional data from this study and our plans for additional clinical studies during the fourth quarter of 2005.

Adhibit™ Program – Myomectomy - Our non drug-loaded Adhibit™ adhesion prevention product European study, conducted to evaluate the safety and efficacy of Adhibit for the reduction of surgery induced scars (adhesions) that can occur after surgery to remove fibroids from the uterus (myomectomy surgery), completed enrollment and re-evaluations at the end of 2004.  In September 2005, we announced that the incidence of patients who suffered from adhesions was greater in the group receiving the current standard of care (control group) as compared to the treatment group receiving Adhibit (65.0 percent vs. 33.3 percent).  Safety data also indicated fewer adverse events occurring with the Adhibit group than with the control group.  The data will be presented in its entirety at a major gynaecologic conference in the first half of 2006.  A decision as to whether the data will be used for CE Mark filing to market a non drug-loaded Adhibit adhesion prevention product in Europe is expected to be made in the fourth quarter of 2005.

Peripheral Drug-Eluting Stent Program - In March 2005, Cook Incorporated (“Cook”) commenced a pilot clinical study of a paclitaxel-eluting stent to treat peripheral artery disease in the limbs.  Cook plans to test a paclitaxel-eluting version of its proprietary Zilver® peripheral stent technology in 60 patients at 31 medical facilities in the U.S. with possible trial expansion pending FDA review.  In May, Cook announced an additional  Zilver peripheral stent trial to include up to 760 patients at more than 50 sites in Europe, Asia, Australia, Canada and Latin America.  In July, Cook announced enrollment of the first patients in this trial.  The trial is designed by Cook to assess the safety and efficacy of this technology in treating peripheral vascular disease in the above-the-knee femoropopliteal artery.

Other Programs of Note - We also have several programs in preclinical stages of development, including our anti-infective central venous catheter program and our intra-articular paclitaxel program for the prevention of post injury contractures and cartilage preservation.  The anti-infective catheter program is expected to enter initial human clinical studies in the fourth quarter of 2005 and the intra-articular paclitaxel program is expected to enter human clinical studies in 2006.  As a result of these programs and additional early stage research and development initiatives, we expect our research and development expenditures to continue to increase in 2005 and 2006.

We plan to continue to add to our technology and business resources through our internal clinical and research and development programs, product acquisition and in-licensing, and through the acquisition of companies that contribute to our overall corporate strategy.

Critical Accounting Policies and Estimates

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results are described below:

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations with respect to the royalty revenue.  Accordingly, we record royalty revenue derived from BSC’s sales of paclitaxel-eluting coronary stent systems upon receipt, which results in a one quarter lag between the time we record royalty revenue and the time the associated sales were recorded by BSC.   We expect to continue to record royalty revenue on a one quarter lag basis until such time as we are able to estimate royalty revenue with a higher degree of certainty.

Product sales revenue is recognized when a product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for returns and allowances.  These provisions are estimated and recorded in the same period as the related product sales and have historically not been significant.

License fees are comprised of initial payments and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial payments and milestone payments for which we have ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs, including in-process research and development and medical technologies used solely in research and development activities and with no alternative future use, are expensed in the period incurred.  For the three and nine month periods ended September 30, 2005 we incurred research and development costs of $7.9 million and $23.3 million respectively.  We also incurred $1.0 million for acquired in-process research and development in the nine month period ended September 30, 2005.

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are tested for possible impairment at least annually and whenever circumstances change that would indicate an impairment in the value of these assets.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.

Our identifiable intangible assets are primarily comprised of technologies and distribution relationships acquired through our business combinations.  Intangible assets also include in-licensed proven medical technologies.  We amortize intangible assets on a straight-line basis over the estimated life of the technologies, which range from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets for impairment at least annually and whenever there has been a significant change in any of these factors discussed above.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

We record compensation expense for stock options issued to employees and non-employees subsequent to October 1, 2002 using the fair value method of accounting for stock-based compensation transactions.  We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.  Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model) could produce different fair value for stock-based compensation, which could have a material impact on our earnings.  For the three and nine month periods ended September 30, 2005, we recorded stock-based compensation expense of $1.5 million and $4.7 million, respectively.

Income tax expense

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Agreements

Histogenics Corporation

In May 2005, we entered into a non-exclusive License Agreement with Histogenics Corporation (“Histogenics”) providing Histogenics access to our proprietary biomaterial ChondroGEL™ for use in the field of cartilage, ligament, meniscus and/or tendon repair.  In connection with the license agreement, we received a warrant to purchase Histogenics voting common shares, exercisable at $0.01 per share, such that we received an equivalent to 10% of the fully diluted equity securities of Histogenics outstanding as of May 12, 2005.  We will also be entitled to royalties on future product sales.  As part of the license agreement, we agreed to supply Histogenics with 1,000 ChondroGEL™ kits and to facilitate transfer of ChondroGEL™ manufacturing to Histogenics.  The initial upfront license fee of $0.5 million will be recorded as deferred revenue until we have fulfilled all of our obligations with respect to the agreement.

Broncus Technologies, Inc.

In June 2005, we entered into a non-exclusive License Agreement with Broncus Technologies, Inc. (“Broncus”) allowing Broncus to combine our paclitaxel technology with their Exhale® system to treat emphysema.  In connection with the license agreement, we received a warrant to purchase 2,280,328 shares of Broncus Series E Preferred Stock, exercisable at $0.01 per share.  The warrant vests in increments, with 760,110 shares vesting immediately and the remaining shares vesting based on future regulatory and sales milestones.  In the three month period ended June 30, 2005, we recognized license revenue of $0.5 million in relation to this transaction.  We will also be entitled to royalties on future product sales.

CABG Medical, Inc.

In March 2005, we entered into an exclusive License Agreement with CABG Medical, Inc. (“CABG”). This agreement provided CABG access to our technology to treat restenosis and proliferative disease through the local delivery of the drug paclitaxel in the field of coronary artery bypass grafts.  In connection with the license agreement, we received a warrant to purchase 1,265,823 shares of CABG common stock, exercisable at $0.01 per share.  We will also be entitled to milestone payments upon achievement of identified clinical development objectives and royalties on future product sales.  In a separate transaction, we agreed to purchase up to $10 million of CABG’s common stock at a 15% premium to market value, with an initial investment of $5 million and an additional future investment upon CABG’s achievement of certain revenue milestones.  In the three month period ended March 31, 2005, we recognized license revenue of $3.3 million in relation to these transactions.

Results of Operations

(in thousands of U.S.$, except per share data)	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	$	$	$	$
Operating income	20,425	22,092	71,118	6,558

Other income	5,168	4,449	8,367	4,020

Income for the period before income taxes	25,593	26,541	79,485	10,578
Income tax expense (recovery)	9,668	(78)	29,412	(393)
Net income for the period	15,925	26,619	50,073	10,971

Basic net income per share	0.19	0.32	0.60	0.13
Diluted net income per share	0.19	0.31	0.60	0.13

For the three month period ended September 30, 2005 our operating income decreased by $1.7 million compared to the same period in the prior year.  Although total revenue increased by $5.1 million, our operating expenditures also increased by $6.8 million when compared to the same period in the prior year.  Other income increased by $0.7 million for the three month period ended September 30, 2005 compared to the same period in the prior year due to an increase in investment income partially offset by a decrease in foreign exchange gains.

For the nine month period ended September 30, 2005 our operating income increased by $64.6 million compared to the same period in the prior year.  This increase was primarily the result of an increase in total royalty revenue of $92.8 million partially offset by an increase in operating expenses of $25.7 million.  Other income increased by $4.3 million for the nine month period ended September 30, 2005 compared to the same period in the prior year due to an increase in investment income and foreign exchange gains.

Our annual revenue, net income and operating cash flow derived from royalties received on BSC’s sales of paclitaxel-eluting coronary stent systems will increase in 2005 as compared to 2004 as a result of several factors, including the contribution of four full quarters of royalty revenues derived from BSC paclitaxel-eluting coronary stent system sales, continued market penetration of drug-eluting stents in the U.S. and Europe, and a one percentage point (1%) increase in our royalty rate on sales of paclitaxel-eluting coronary stent systems by BSC as a result of BSC exercising their option on November 23, 2004 to obtain exclusive rights to develop, market and sell paclitaxel-eluting stents in the to coronary vascular field pursuant to our 1997 License Agreement (as amended) with BSC and Cook (the “1997 License Agreement”).

Revenues

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	$	$	$	$
Royalty revenue –paclitaxel-eluting stents	45,121	40,425	144,517	54,562
Royalty revenue – other	1,565	574	4,209	1,334
Product sales	2,559	3,219	6,979	10,299
License fees	146	51	4,062	3,358
	49,391	44,269	159,767	69,553

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC was $45.1 million and $144.5 million for the three and nine month periods ended September 30, 2005 respectively compared to $40.4 million and $54.6 million for the same periods in the prior year.  Other royalty revenue for the three and nine month periods ended September 30, 2005 and 2004 was generated from license agreements related to our other commercial products.   As described in the revenue recognition accounting policy, we currently record royalty revenue derived from paclitaxel-eluting coronary stent system sales upon receipt, which results in a one quarter lag between the time we record our royalty revenue and the time the associated sales were recorded by BSC.  The gross royalty rate earned in the quarter ended September 30, 2005 on BSC’s sales for the period April 1, 2005 to June 30, 2005 was 8.0% for sales in the U.S. (as compared to 8.5% in the previous quarter) and 6.4% for sales in other countries (as compared to 6.7% in the previous quarter).  Total paclitaxel-eluting stent royalty revenue received to date has averaged approximately 7.4% of the eligible drug-eluting stent system net sales revenue recorded by BSC and Cook in the U.S., Europe and other world markets.

In the fourth quarter of 2005, we expect that our royalty revenue may decrease when compared to the third quarter due to a decrease in BSC’s publicly reported worldwide revenue from sales of paclitaxel-eluting coronary stent systems.  BSC publicly reported worldwide revenue from sales of paclitaxel-eluting coronary stent systems of $601 million for the quarter ended September 30, 2005 compared to $663 million for the quarter ended June 30, 2005.  Additionally, BSC achieved certain revenue thresholds in 2005, and accordingly our top royalty rate earned on certain sales by BSC decreased by 2%, from 11% to 9%.

Sales of our other commercial products for the three and nine month periods ended September 30, 2005 decreased when compared to the same periods in the prior year, primarily due to the elimination of direct product sales revenue from our CoSeal® surgical sealant product (“CoSeal”).  During the quarter ended March 31, 2005, manufacturing responsibility and direct sales of CoSeal was completely assumed by Baxter, and as a result our revenue related to sales of CoSeal by Baxter were received as royalties derived from product sales.  We expect total direct non drug-loaded CoSeal product sales to remain at a similar level in the fourth quarter of 2005.

For the nine month period ended September 30, 2005, license fees increased when compared to the same period in the prior year, primarily as a result of the recognition of an initial payment, in the form of warrant consideration, from CABG with an estimated fair value of $3.3 million, in consideration of an exclusive license to certain of our technology in the field of coronary artery bypass grafts.  In addition we recognized an initial license payment in the form of warrant consideration, with an estimated fair value of $0.5 million, received from Broncus in exchange for a license to use our proprietary paclitaxel technology with their Exhale® system to treat emphysema.  License fees for the nine month period ended September 30, 2004 consisted of amortization of initial license payments received in prior years and $2.0 million in milestone payments received from Baxter upon FDA and European approval of the CoSeal manufacturing process.

We expect to receive license and milestone payments in the future from existing and new collaborative arrangements.  The extent and timing of such additional license and milestone payments, if any, will be dependent upon the overall structure of current and future agreements and development progress of licensed technology, including the achievement of development milestones by our collaborative partners.

Expenditures

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	$	$	$	$
License and royalty fees	7,282	6,231	22,092	9,712
Cost of goods sold – product sales	1,924	2,034	5,042	5,547
Research and development	7,931	6,366	23,294	18,229
Selling, general and administrative	9,243	5,653	29,189	15,428
Depreciation and amortization	2,586	1,893	8,032	7,704
Acquired in-process research and development	-	-	1,000	6,375
	28,966	22,177	88,649	62,995

License and royalty fees on royalty revenue

License and royalty fee expenses include license and royalty payments due to certain of our licensors, primarily derived from our paclitaxel-eluting coronary stent system royalty revenue received from BSC.  The increase in this expense in the current three and nine month periods compared to the same periods in the prior year was directly related to increases in royalty revenue.  We expect license and royalty fee expense to continue to be significant for the remainder of 2005 as it is directly related to the royalty revenue expected to be received.

Cost of goods sold

Our gross margin was 25% and 28% for the three and nine month periods ended September 30, 2005 respectively compared to 37% and 46% for the same periods in the prior year. The lower gross margin during 2005 can be primarily attributed to manufacturing validation costs incurred related to transfer of manufacturing of the VITAGEL™ surgical hemostat product.

Research and development

Our research and development expenditures primarily consist of costs for salaries and benefits, clinical studies performed by third parties, contract research, patent procurement costs, materials and supplies, and operating and occupancy expenses.

Our research and development activities occur in two main areas: (i) discovery and preclinical research; and (ii) clinical research and development.

Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action of pharmaceuticals and filing patents related to our discoveries.  Programs that appear to offer potential medical benefits are subsequently evaluated in laboratory preclinical studies to evaluate their safety, pharmacology and efficacy.  Based on the results of preclinical studies, specific programs may be selected to advance to clinical research and development, with the objective of achieving regulatory approval of a product candidate for human medical use.  The costs associated with discovery and preclinical research are primarily internal labour costs and third party expenses associated with conducting certain preclinical studies.  We expect to continue to expand these efforts in 2005 and 2006.

Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing such clinical product candidates towards a goal of obtaining regulatory approval to market these product candidates in various geographies.  For any of our clinical trials, expenditures and results are generally affected by the time required to fully enroll patients into the study, the length of follow up required to measure efficacy and safety, the time required for data analysis and the submission deadlines for presentation at medical conferences.  The costs associated with these activities are primarily internal labour and external third party clinical research organization costs and physician and direct patient treatment related expenditures.  We expect clinical trial expenditures to increase in 2005 and 2006, as we plan to commence new trials based on current preclinical activities and progress current clinical trials into new phases and locations.

Research and development expenses by project for the three and nine month periods ended September 30, 2005 and September 30, 2004 were as follows:

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	$	$	$	$
Approved products:
Paclitaxel-eluting Coronary Stent	-	181	-	386
Other	107	10	423	586
	107	191	423	972
Ongoing clinical programs:
Vascular Wrap™ Paclitaxel-Eluting Mesh	724	386	2,180	2,269
Adhibit™ Adhesion Prevention Gel - Myomectomy	94	481	633	975
PAXCEEDTM Micellar Paclitaxel Rheumatoid arthritis - Phase 2	102	206	627	764
	920	1,073	3,440	4,008
Concluded clinical programs:
Adhibit™ Adhesion Prevention Gel - Endometriosis	161	1,075	601	2,424
CoSeal® Surgical Sealant – Pulmonary	4	35	31	149
Other	1	-	1	13
	166	1,110	633	2,586

Discovery and pre-clinical research	6,599	4,025	17,338	10,514

Angiotech BioMaterials Corp. consolidation	-	-	366	-

Stock-based compensation	513	693	2,203	1,919

Less: Depreciation, amortization and intercompany charges allocated above	(374)	(726)	(1,109)	(1,770)

Total research and development	7,931	6,366	23,294	18,229

Research and development expenditures for the three month period ended September 30, 2005 primarily consisted of salaries, benefits and stock-based compensation of $3.6 million, preclinical studies and contract research of $1.1 million, patent related costs of $0.8 million and external clinical trial expenditures of $0.5 million.  The remaining expenditures included lab supplies, travel, occupancy and other research and development operating costs of $1.9 million.

Total research and development expenditures for the three month period ended September 30, 2005 increased by $1.6 million compared to the three month period ended September 30, 2004 and increased by $0.2 million compared to the previous three month period ended June 30, 2005.  The increase in expenditures for the current three month period compared to the same period in the prior year was primarily due to an increase in salaries, benefits and other operating costs of $1.3 million, an increase in external preclinical studies and contract research of $0.6 million and an increase in patent procurement costs of $0.3 million, partially offset by a decrease in clinical trial expenditures of $0.6 million due to the timing of clinical trial activities.  The slight increase in expenditures for the three month period ended September 30, 2005 compared to the three month period ended June 30, 2005 was primarily due to an increase in salaries, benefits and other operating costs.

Total research and development expenditures for the nine month period ended September 30, 2005 increased by $5.1 million compared to the nine month period ended September 30, 2004.  The increase was primarily due to increases in salaries and benefits expense, including stock-based compensation, of $1.5 million, increases in patent procurement related costs of $2.1 million and additional consulting costs of $0.8 million.

We expect to continue to incur substantial research and development expenses in the future due to the continuation and expansion of our research and development programs, potential technology in-licensing and regulatory related expenses, preclinical testing of various products under development and the planned initiation and continuation of various human clinical studies in 2005 and 2006. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.  Success of any clinical program may increase overall research and development expenditures due to the expansion or acceleration of the clinical program.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the three month period ended September 30, 2005 increased by $3.6 million compared to the same period in the prior year and decreased by $3.7 million compared to the previous three month period ended June 30, 2005.  Selling, general and administrative expenditures for the three month period ended September 30, 2005 included salaries, benefits and stock-based compensation of $3.7 million, professional service fees of $4.0 million, business insurance policy premiums of $0.3 million, and other operating and occupancy costs of $1.2 million.  The increase in expenditures for the three month period ended September 30, 2005 compared to the same period in the prior year was primarily due to an increase in salaries, benefits and stock-based compensation of $1.3 million reflecting the increase in the number of employees required to support our growing operations and higher professional service fees of $2.3 million due to an increase in certain patent and litigation related activities.  The decrease in expenditures in the current three month period compared to the three month period ending June 30, 2005 was primarily due to a one-time expense relating to a European patent opposition proceeding of $3.6 million in the previous three month period.

Total selling, general and administrative expenditures for the nine month period ended September 30, 2005 increased by $13.8 million compared to the nine month period ended September 30, 2004.  The increase was primarily due to the one-time cost relating to a European patent opposition proceeding of $3.6 million, an increase in salaries and benefits expense, including stock-based compensation, of $3.3 million and an increase in professional service fees of $6.3 million.

We expect that selling, general and administrative expenditures for the fourth quarter of 2005 will remain at a similar level as compared to the current quarter.  However, expenditures could fluctuate depending on potential acquisition and in-licensing transactions that we may undertake, and the extent of legal efforts required to support our intellectual property portfolio.

Depreciation and amortization

Depreciation and amortization expense relates to the depreciation of property and equipment, and the amortization of licensed technologies and identifiable intangible assets purchased through business combinations.  Depreciation and amortization expense of $2.6 million for the three month period ended September 30, 2005 included $2.0 million related to the amortization of licensed and acquisition related intangible assets, compared to $1.1 million for the same period in the prior year.  The increase in the current period was due to amortization on intangible asset additions.  For the nine month period ended September 30, 2005, depreciation and amortization expense increased by $0.3 million due to the amortization of intangible asset additions, partially offset by the acceleration of amortization of the CoSeal surgical sealant identifiable asset upon FDA and European approval of the manufacturing process transfer to Baxter in the prior nine month period.

We expect depreciation and amortization expense to remain at a similar level for the fourth quarter of 2005.

Acquired in-process research and development

In March 2005, we recorded an in-process research and development expense of $1.0 million for a license payment due to Poly-Med, Inc. (“Poly-Med”), pursuant to a milestone being met.  The amount was expensed for accounting purposes as it relates to unproven, early stage technology.   We have a potential further commitment of $1.0 million under this agreement, subject to further milestones being met in 2006.  We expect to have further acquired in-process research and development expenditures in future periods as we continue to in-license or acquire early stage technologies.

Segment Reporting

We have one operating segment: drug-eluting medical devices and biomaterials.  Our chief decision makers review revenues by each product within this segment and evaluate overall company results based on net income for the company as a whole.

Other Income (Expense)

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	$	$	$	$
Foreign exchange gain (loss)	2,124	3,182	972	(168)
Investment and other income	3,044	1,267	7,395	4,188
	5,168	4,449	8,367	4,020

The net foreign exchange gain for the three month periods ended September 30, 2005 and 2004 was primarily the result of  a stronger Canadian dollar (relative to the U.S. dollar) when translating our Canadian dollar denominated cash, cash equivalents and short-term investments to U.S. dollars at period end.  The U.S. dollar to Canadian dollar exchange ratio increased from .816 on June 30, 2005 to .861 on September 30, 2005 resulting in a foreign exchange gain on the Canadian dollar denominated investments that we held throughout the period.  The foreign exchange gain and loss for the nine month periods ended September 30, 2005 and 2004 respectively were also a result of fluctuations in the Canadian dollar to U.S. dollar exchange rate.

Investment and other income for the three and nine month periods ended September 30, 2005 increased compared to the same periods in the prior year due to a higher balance of cash available for investment from operating activities and higher investment yields earned.  The average investment yield for the three month period ended September 30, 2005 was 3.34% compared to 1.75% for the three month period ended September 30, 2004.

Income Tax

Income tax expense for the three month period ended September 30, 2005 was $9.7 million compared to an income tax recovery of $0.1 million for the same period in the prior year.  The current period expense consisted of current and deferred income tax expense of $12.3 million on income from Canadian operations, a deferred income tax recovery of $0.4 million on the amortization of intangible assets and other miscellaneous tax recovery items of $2.2 million.

For the nine month period ended September 30, 2005, income tax expense was $29.4 million compared to an income tax recovery of $0.4 million for the same period in the prior year.  The current period expense consisted of current and deferred income tax expense of $33.6 million on income from Canadian operations, a deferred income tax recovery of $1.2 million on the amortization of intangible assets and other miscellaneous tax recovery items of $3.0 million.

Liquidity and Capital Resources

At September 30, 2005, we had working capital of approximately $231.0 million and cash resources, comprised of cash, cash equivalents and available for sale debt securities, in the amount of $393.3 million.  In aggregate, our cash resources increased by $23.5 million from $369.8 million at June 30, 2005.  At September 30, 2005, we retained $42.1 million (CDN $48.9 million) denominated in Canadian currency in order to meet our anticipated Canadian operating and capital expenditures in future periods.

We expect that our existing cash resources and cash generated from operations should be sufficient to satisfy the funding of existing product development programs, contractual obligations, and other operating and capital requirements, including potential acquisitions and in-licensing of technologies, on both a short-term and long-term basis.  The amounts of expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings.  We anticipate continued and expanded involvement in clinical trials and the completion of these trials may take several years.

Cash Flows

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	$	$	$	$
Cash provided by (used in) operating activities	23,571	33,983	80,638	31,597
Cash provided by (used in) investing activities	31,672	(21,738)	(65,849)	(218,141)
Cash provided by financing activities	127	51	1,826	6,275
Net increase (decrease) in cash and cash equivalents	55,370	12,296	16,615	(180,269)
Cash and cash equivalents, beginning of period	79,489	71,564	118,244	264,129
Cash and cash equivalents, end of period	134,859	83,860	134,859	83,860

Cash provided by operating activities for the three month period ended September 30, 2005 was $23.6 million compared to $34.0 million in the three month period ended September 30, 2004.  For the current three month period, cash provided by operating activities was derived from royalties received from BSC of $45.1 million and other revenues of $4.1 million, partially offset by operating expenses of $23.6 million.  There were also net changes in non-cash working capital items that used cash of $2.0 million, primarily due to a decrease in accounts payable and accrued liabilities.  For the three month period ended September 30, 2004, cash provided by operating activities was derived from royalties received from BSC of $40.4 million and other revenues of $3.8 million, offset by operating expenses of $15.8 million.  There were also net changes in non-cash working capital items that provided cash of $5.6 million primarily due to an increase in accounts payable and accrued liabilities and collection of accounts receivable.

Cash provided by operating activities for the nine month period ended September 30, 2005 was primarily derived from royalties received from BSC of $144.5 million and other revenues of $11.2 million, partially offset by operating expenses of $75.0 million.  There were also net changes in non-cash working capital items that used cash of $0.1 million.  For the nine month period ended September 30, 2004, cash used by operating activities was derived from royalties received from BSC of $54.5 million and other revenues of $13.6 million, offset by operating expenses of $45.2 million.  There were also net changes in non-cash working capital items that provided cash of $8.7 million.

Net cash provided by investing activities for the three month period ended September 30, 2005 was $31.7 million compared to net cash used of $21.7 million for the same period in the prior year.   Net cash used in investing activities for the nine month period ended September 30, 2005 was $65.8 million compared to $218.1 million for the same period in the prior year.  In all cases, the provision or use of cash was primarily due to purchases of short-term and long-term investments, net of proceeds from redemptions.

Net cash provided by financing activities for the three and nine month periods ended September 30, 2005 and 2004 primarily consisted of cash received from the exercise of stock options.  Employees exercised 13,805 and 172,183 stock options during the three and nine month periods ended September 30, 2005 respectively for cash proceeds of $0.1 million and $1.8 million respectively, compared to 4,590 and 641,303 stock options exercised for the same periods in the prior year respectively for cash proceeds of $0.1 million and $6.7 million respectively.

Contractual Obligations

At September 30, 2005, we did not have any off-balance sheet arrangements, relationships with any special purpose entities or commercial commitments with related parties.  Our contractual obligations include operating leases and future research and development expenditures in the normal course of business.  In addition, subsequent to September 30, 2005 we entered into two agreements that required contractual payments (see Subsequent Events).  Our significant contractual obligations at September 30, 2005 include:

•

operating leases on office and laboratory space with various expiries through July 2019;

•

an additional payment of $1.0 million on the Poly-Med license agreement subject to future performance;

•

a payment of $42.0 million to CombinatoRx Incorporated in October upon entering a Research and License Agreement and a Series E Convertible Preferred Stock Purchase Agreement; and

•

a payment of $21.5 million upon the acquisition of Afmedica Inc. in October, 2005.

(in thousands of U.S.$)	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Operating leases	22,773	1,952	3,503	3,378	13,940
License agreement obligations	1,000	1,000	-	-	-
CombinatoRx Incorporated	42,000	42,000	-	-	-
Acquisition of Afmedica Inc.	21,500	21,500	-	-	-
Total obligations	87,273	66,452	3,503	3,378	13,940

Risks Related to Our Business

BSC is involved in several legal proceedings concerning challenges to its stent business.  As an example, on June 21, 2005, a Delaware jury held that BSC’s TAXUS Express2 paclitaxel-eluting stent and its Liberté and Express bare metal stents infringe the Palmaz Schatz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406) which are both owned by Cordis Corporation (“Cordis”), a subsidiary of Johnson & Johnson Inc (“JNJ”).  On July 1, 2005, the jury held that Cordis/JNJ’s Bx VELOCITY, Bx SONIC, CYPHER and PALMAZ GENESIS stents infringe BSC’s Jang patent (U.S. 5,922,021) and that Cordis/JNJ’s CYPHER stent infringed BSC’s Ding patent (U.S. 6,120,536).  Cordis is not seeking injunctive relief against the TAXUS Express stent.  Although the Palmaz Schatz patent expires at the end of this year, the Gray patent does not expire until 2016.  Cordis has indicated that it will assert the claims of the Gray patent against the TAXUS Liberté stent if and when it is launched.  If Cordis were to seek an injunction and if it were successful, BSC would not be able to sell the TAXUS Liberté stent in the U.S. until the Gray patent expires, unless the injunction were lifted or BSC were able to complete clinical trials for a version of the product using another stent design that does not infringe the claims of the Gray patent.  As a result, if Cordis were to obtain an injunction, our revenue as a result of sales of the TAXUS Liberté stent would likely be significantly reduced.  Thus, our royalty revenue relating to paclitaxel-eluting coronary stents depends on BSC’s ability to continue to sell its TAXUS Express2 stent and launch and sell the TAXUS Liberté stent in the U.S.   As another example, BSC was recently involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS Express paclitaxel-eluting and Express bare metal stents.  A settlement in this matter was announced on September 21, 2005.  We expect that our licensee may be involved in other material legal proceedings in the future relating to the paclitaxel-eluting stent.

As part of our patent strategy, we have filed a variety of patent applications internationally, including in Europe and Japan.  Pursuant to the review of patents in those countries, an opposition can be filed by a third-party after the granting of a patent.  Oppositions have been filed regarding four of our granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690).  The oppositions against European Patent Nos. EP7011158, EP0809515 and EP1155690 are at an early stage.  The opposition against European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier.  None of the original parties to the proceedings has filed an Appeal of this decision.  Two non-parties  to the Opposition (Conor Medsystems Inc. and Sahajanand Medical Technologies Pvt. Ltd.) have submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal, however the European Patent Office has not indicated that they will consider the merits of those documents.  An opposition has also been filed by a third party against one of our Japanese patents that relate to stents (No. 3423317).  In this case we have received a notice from the Japanese Patent Office providing reasons for revocation of this patent. Under Japanese Patent Office procedures, until receiving this notice, we had not been afforded an opportunity to respond to arguments made by the third party in the opposition to this patent. We are now permitted to file a response to amend the claims of the patent at the Japanese Patent Office, after which time the Japanese Patent Office will examine the patent further on its merits. The Japanese Patent Office will either maintain the patent as amended, which may narrow the scope of the protection afforded by the patent, or issue a decision revoking the patent. Such a revocation decision can be appealed to the Intellectual Property High Court of Japan. The ultimate outcomes of the Japanese and European oppositions, including appeals, are uncertain at this time.

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others.  Should it become necessary to protect those rights, we will pursue all available strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.  For example, on February 1, 2005, we announced that together with BSC, we commenced a legal action in the Netherlands against Conor Medsystems, Inc. for patent infringement.  On February 18, 2005, a claim was filed by Conor Medsystems in a court in the United Kingdom alleging that one of our stent patents is invalid and seeking to have that patent revoked.  Part of the United Kingdom trial was conducted from October 4 to 10, 2005 with the remainder scheduled for December 12 and 13, 2005. On March 31, 2005, a claim was filed by Conor Medsystems in a court in Australia, alleging invalidity of three of our Australian patents.  On April 4, 2005, Angiotech and BSC commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement. The outcomes of these legal proceedings are uncertain at this time.  We intend to pursue and to defend against, to the fullest, any and all actions of third parties respecting our extensive patent portfolio and pioneering technology.  Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

We anticipate that a majority of our revenue for the next few years will be derived from and dependent upon BSC.  We do not have control over the sales and marketing effort, the stent pricing, production, volumes, distribution or the regulatory environment related to BSC’s paclitaxel-eluting coronary stent program.  Our involvement is limited to the terms of the 1997 License Agreement, which provides for the receipt of royalty revenue based on the net sales of BSC and specifies the applicable royalty rates.  During the nine month period ended September 30, 2005, revenue from BSC represented approximately 90% of our total revenue.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters.  This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the December 31, 2004 annual audited consolidated financial statements.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2004 and the fifteen month period ended December 31, 2003.

(in thousands of U.S.$, except per share data)	Three months ended September 30, 2005 (Q3)	Three months ended June 30, 2005 (Q2)	Three months ended March 31, 2005 (Q1)	Three months ended December 31, 2004 (Q4)
	$	$	$	$
Total revenues	49,391	53,665	56,711	61,227

Operating income	20,425	21,801	28,892	31,311

Other income	5,168	1,834	1,365	3,786

Income for the period	15,925	15,320	18,828	41,481

Basic income per share	0.19	0.18	0.22	0.49
Diluted income per share	0.19	0.18	0.22	0.48

(in thousands of U.S.$, except per share data)	Three months ended September 30, 2004 (Q3)	Three months ended June 30, 2004 (Q2)	Three months ended March 31, 2004 (Q1)	Three months ended December 31, 2003 (Q5)
	$	$	$	$
Total revenues	44,269	13,408	11,876	10,306

Operating income (loss)	22,092	(9,457)	(6,077)	(8,652)

Other income (expenses)	4,449	(404)	(25)	(8,568)

Income (loss) for the period	26,619	(9,450)	(6,198)	(17,220)

Basic income (loss) per share	0.32	(0.11)	(0.07)	(0.21)
Diluted income (loss) per share	0.31	(0.11)	(0.07)	(0.21)

Total revenue increased significantly in the last five quarters as a result of higher amounts of royalty revenue received from BSC subsequent to BSC receiving FDA approval in March 2004 to sell its paclitaxel-eluting coronary stent systems in the U.S.  Revenue had increased steadily prior to this approval after our corporate partners received approval for the commercial sale of the paclitaxel-eluting stent systems in Europe and other world markets (excluding the U.S. and Japan). However, the U.S. approval resulted in a more notable increase.  Royalty revenue in the fourth quarter of 2005 will depend upon total paclitaxel-eluting coronary stent system sales reported to us by BSC.

We recorded operating income in the last five quarters compared to operating losses previously, as a result of the increase in royalty revenue.  The previous quarters’ operating losses fluctuated based on our research and development activities, acquired in-process research and development expenditures and corporate activity, including acquisitions.  Other income (expenses) has been shown separately as the fluctuations in this category can be significant on a quarterly basis, primarily due to foreign exchange gains or losses on our U.S. or Canadian dollar denominated cash and cash equivalents and our short-term and long-term investments.

Outstanding Share Data

As of September 30, 2005, there were 84,130,133 common shares issued and outstanding for a total of $460.4 million in share capital.  At September 30, 2005, we had 8,276,181 CDN dollar stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 7,051,049 were exercisable) at a weighted average exercise price of CDN$16.67.  We also had 203,500 U.S. dollar stock options outstanding in this plan at September 30, 2005, (of which 31,834 were exercisable) at a weighted average exercise price of U.S. $17.61. As of September 30, 2005, there were 71,650 stock options outstanding in the BioMaterials stock option plans (of which 71,650 were exercisable) at a weighted average exercise price of US $10.57.

As of October 24, 2005, there were 84,130,133 common shares issued and outstanding for a total of $460.4 million in share capital and there were 8,284,971 CDN dollar stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 7,107,673 were exercisable) at a weighted average exercise price of CDN$16.65.  There were also 203,500 U.S. dollar stock options outstanding in this plan at October 24, 2005, (of which 36,076 were exercisable) at a weighted average exercise price of U.S. $17.61.  As of October 24, 2005, there were 71,650 stock options outstanding in the BioMaterials stock option plans (of which 71,650 were exercisable) at a weighted average exercise price of US $10.57.

Subsequent Events

(a) CombinatoRx Incorporated

In October 2005, we entered into a Research and License Agreement with CombinatoRx, Incorporated (“CombinatoRx”). The collaboration will involve a joint research effort to combine CombinatoRx’s combination drug discovery platform and capabilities with our expertise in local drug selection and delivery across a number of disease areas.  As consideration for the license, we paid an upfront license payment to CombinatoRx of $27.0 million.  We have the option to extend the research collaboration from thirty months to sixty months for additional consideration of $7.0 million.  CombinatoRx will also receive milestone payments and royalties for each combination pharmaceutical compound successfully developed and commercialized by us.  In connection with this transaction, we also made a $15.0 million investment in CombinatoRx Series E Convertible Preferred shares which will be treated as a long-term investment and will be accounted for using the cost method.  The initial upfront license payment will be expensed and treated as acquired in-process research and development as the technology is at an early stage of development, not currently determined to be technologically feasible and does not have any alternative future use.

(b) Afmedica Inc.

In October 2005, we completed the acquisition of all of the outstanding shares of Afmedica, Inc. (“Afmedica”) for cash consideration of approximately $21.5 million.  Afmedica is developing perivascular technology using the drug rapamycin to treat problems and side effects associated with various vascular interventions.  We are in the process of finalizing the purchase price allocation and expect that a majority of the purchase price will be expensed and treated as acquired in-process research and development as the technology is at an early stage of development, not currently determined to be technologically feasible and does not have any alternative future use.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance.

While we believe that our available cash, working capital, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for short-term and long-term requirements, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval.  In such an event, we intend to seek additional funding through debt, public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

ANGIOTECH PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Third quarter ended September 30, 2005

(unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	September 30,	December 31,
(in thousands of U.S.$)	2005	2004
	$	$
ASSETS
Current
Cash and cash equivalents	134,859	118,244
Short-term investments [note 3]	119,746	153,240
Accounts receivable	2,388	2,467
Inventories [note 4]	3,170	1,455
Deferred income taxes	-	15,490
Other current assets	1,148	1,773
Total current assets	261,311	292,669
Long-term investments [note 3]	171,148	71,711
Property and equipment [note 5]	15,954	15,677
Intangible assets [note 6]	59,223	65,246
Goodwill	33,346	33,346
Other assets	349	428
	541,331	479,077
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 7]	14,094	21,332
Income taxes payable	14,433	3,037
Deferred revenue – current portion	1,630	-
Deferred income taxes	164	-
Total current liabilities	30,321	24,369
Deferred revenue	2,684	2,000
Deferred leasehold inducement	2,835	2,860
Deferred income taxes	1,058	8,022
	6,577	12,882
Commitments and contingencies [note 9]
Shareholders’ equity
Share capital [note 8] Authorized:
200,000,000 common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
September 30, 2005 - 84,130,133
December 31, 2004 - 83,957,950	460,366	451,532
Additional paid in capital	19,066	14,335
Accumulated other comprehensive income	19,348	20,379
Retained earnings (deficit)	5,653	(44,420)
Total shareholders’ equity	504,433	441,826
	541,331	479,077

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S.$, except share and per share data)	2005	2004	2005	2004
	$	$	$	$
REVENUE
Royalty revenue	46,686	40,999	148,726	55,896
Product sales	2,559	3,219	6,979	10,299
License fees	146	51	4,062	3,358
	49,391	44,269	159,767	69,553
EXPENSES
License and royalty fees	7,282	6,231	22,092	9,712
Cost of goods sold – product sales	1,924	2,034	5,042	5,547
Research and development	7,931	6,366	23,294	18,229
Selling, general and administration	9,243	5,653	29,189	15,428
Depreciation and amortization	2,586	1,893	8,032	7,704
Acquired in-process research and development	-	-	1,000	6,375
	28,966	22,177	88,649	62,995
Operating income	20,425	22,092	71,118	6,558
Other income (expenses):
Foreign exchange gain (loss)	2,124	3,182	972	(168)
Investment and other income	3,044	1,267	7,395	4,188
Total other income	5,168	4,449	8,367	4,020
Income for the period before income taxes	25,593	26,541	79,485	10,578
Income tax expense (recovery)	9,668	(78)	29,412	(393)
Net income for the period	15,925	26,619	50,073	10,971

Basic net income per common share	0.19	0.32	0.60	0.13
Diluted net income per common share	0.19	0.31	0.60	0.13
Basic weighted average number of common shares outstanding (in thousands)	84,125	83,812	84,097	83,609
Diluted weighted average number of common shares outstanding (in thousands)	84,125	86,718	84,097	86,515

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

	Common Shares			Accumulated Other Comprehensive Income	Comprehensive Income	Retained Earnings (Deficit)	Total Shareholders’ Equity
(in thousands of U.S.$, except share amounts)	Shares	Amount	Additional Paid in Capital
	#	$	$	$	$	$	$

Balance at December 31, 2004	83,957,950	451,532	14,335	20,379		(44,420)	441,826
Exercise of stock options	154,561	1,655	-	-	-	-	1,655
Stock-based compensation	-	-	1,979	-	-	-	1,979
Income tax benefit on share issuance costs		2,336					2,336
Unrealized loss on available for sale securities	-	-	-	(4,762)	(4,762)	-	(4,762)
Reclassification of unrealized loss on available for sale securities				8	8	-	8
Net income for the period	-	-	-	-	18,828	18,828	18,828
Comprehensive income for the period					14,074

Balance at March 31, 2005	84,112,511	455,523	16,314	15,625		(25,592)	461,870

Exercise of stock options	3,817	44	-	-	-	-	44
Stock-based compensation	-	-	1,284	-	-	-	1,284
Income tax benefit on share issuance costs	-	2,336	-	-	-	-	2,336
Unrealized gain on available for sale securities	-	-	-	6,257	6,257	-	6,257
Reclassification of unrealized loss on available for sale securities	-	-	-	35	35	-	35
Net income for the period	-	-	-	-	15,320	15,320	15,320
Comprehensive income for the period					21,612

Balance at June 30, 2005	84,116,328	457,903	17,598	21,917		(10,272)	487,146

Exercise of stock options	13,805	127	-	-	-	-	127
Stock-based compensation	-	-	1,468	-	-	-	1,468
Income tax benefit on share issuance costs	-	2,336	-	-	-	-	2,336
Unrealized gain on available for sale securities	-	-	-	1,989	1,989	-	1,989
Unrealized loss on available for sale securities	-	-	-	(4,581)	(4,581)	-	(4,581)
Reclassification of unrealized loss on available for sale securities	-	-	-	23	23	-	23
Net income for the period	-	-	-	-	15,925	15,925	15,925
Comprehensive income for the period					13,356

Balance at September 30, 2005	84,130,133	460,366	19,066	19,348		5,653	504,433

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S.$)	2005	2004	2005	2004
	$	$	$	$
OPERATING ACTIVITIES
Net income for the period	15,925	26,619	50,073	10,971
Add items not involving cash:
Depreciation and amortization	2,755	2,028	8,445	7,977
Unrealized foreign exchange (gain) loss	(313)	(2,267)	418	(1,712)
Deferred leasehold inducement	(8)	(66)	(25)	(159)
Gain on sale of investment	-	-	-	(547)
Loss on disposal of property and equipment	41	-	41	-
Deferred income taxes	3,395	549	15,698	254
Equity income	-	(192)	-	(332)
License fees	-	-	(3,848)	-
Stock-based compensation expense	1,468	1,379	4,731	3,839
Acquired in-process research and development	-	-	1,000	6,375
Deferred revenue	(146)	328	1,801	(3,807)
Net change in non-cash working capital items relating to operations [note 11]	454	5,605	2,304	8,738
Cash provided by operating activities	23,571	33,983	80,638	31,597
INVESTING ACTIVITIES
Purchase of short-term investments	(65,096)	(18,572)	(205,808)	(206,621)
Proceeds from short-term investments	91,796	48,242	238,446	104,211
Purchase of long-term investments	(5,861)	(32,952)	(114,537)	(76,115)
Proceeds from long-term investments	11,484	6,041	19,564	19,241
Proceeds on disposal of property and equipment	79	-	79	-
Purchase of property and equipment	(730)	(6,238)	(2,593)	(8,766)
Acquisition of subsidiaries, net of cash acquired	-	(11,515)	-	(11,575)
Acquisition of medical technologies	-	(6,600)	-	(6,600)
Acquired in-process research and development	-	-	(1,000)	(6,375)
Restricted cash	-	-	-	(25,000)
Other assets	-	(144)	-	(541)
Cash provided by (used in) investing activities	31,672	(21,738)	(65,849)	(218,141)
FINANCING ACTIVITIES
Share issuance costs	-	-	-	(375)
Proceeds from stock options exercised	127	51	1,826	6,650
Cash provided by financing activities	127	51	1,826	6,275
Net increase (decrease) in cash and cash equivalents during the period	55,370	12,296	16,615	(180,269)
Cash and cash equivalents, beginning of period	79,489	71,564	118,244	264,129
Cash and cash equivalents, end of period	134,859	83,860	134,859	83,860

See accompanying notes to the consolidated financial statements

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Angiotech Pharmaceuticals, Inc. (the “Company”), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical company that discovers and develops treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma.

1.   BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2004 filed with the appropriate securities commissions. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP"), except as disclosed in note 12.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at September 30, 2005 and for all periods presented, have been made.  The results of operations for the three and nine month periods ended September 30, 2005 are not necessarily indicative of the results for the full year ending December 31, 2005.

All amounts herein have been expressed in United States dollars unless otherwise noted.

2.   SIGNIFICANT ACCOUNTING POLICIES

All accounting policies are the same as described in note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2004 included in the Company’s 2004 Annual Report filed with the appropriate securities commissions.

Recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or the prospective recognition adopted by the Company in fiscal 2003.  The Company is required to adopt SFAS 123(R) on January 1, 2006.  Accordingly, from this date, compensation expense will be recognized for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to October 1, 2002 that were previously disclosed on a pro-forma basis.  The adoption of SFAS 123(R) will not have a material effect on the Company’s consolidated financial statements.

3.   SHORT AND LONG-TERM INVESTMENTS

	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
(in thousands of U.S.$)	$	$	$	$
September 30, 2005
Available for sale equity securities	34,453	-	(1,992)	32,461
Available for sale debt securities	259,107	-	(674)	258,433
	293,560	-	(2,666)	290,894

	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
(in thousands of U.S.$)	$	$	$	$
December 31, 2004
Available for sale equity securities	25,007	-	(1,200)	23,807
Available for sale debt securities	201,579	2	(437)	201,144
	226,586	2	(1,637)	224,951

4.   INVENTORIES

(in thousands of U.S.$)	September 30, 2005 $	December 31, 2004 $
Raw materials	655	941
Work in process	928	100
Finished goods	1,587	414
	3,170	1,455

5.   PROPERTY AND EQUIPMENT

	Cost	Accumulated Depreciation	Net Book Value
(in thousands of U.S.$)	$	$	$
September 30, 2005
Computer equipment	5,159	3,109	2,050
Research equipment	3,910	2,096	1,814
Manufacturing equipment	1,297	813	484
Office furniture and equipment	2,072	940	1,132
Leasehold improvements	8,210	3,123	5,087
Building	3,039	152	2,887
Land	2,500	-	2,500
	26,187	10,233	15,954

	Cost	Accumulated Depreciation	Net Book Value
(in thousands of U.S.$)	$	$	$
December 31, 2004
Computer equipment	4,478	2,387	2,091
Research equipment	3,489	1,775	1,714
Manufacturing equipment	1,722	796	926
Office furniture and equipment	1,644	699	945
Leasehold improvements	7,088	2,566	4,522
Building	3,039	60	2,979
Land	2,500	-	2,500
	23,960	8,283	15,677

6.   INTANGIBLE ASSETS

	Cost	Accumulated amortization	Net book Value
(in thousands of U.S.$)	$	$	$
September 30, 2005
Licensed technologies	34,326	4,043	30,283
Acquired technologies	33,907	14,383	19,524
Distribution relationships	8,699	1,015	7,684
Other	2,759	1,027	1,732
	79,691	20,468	59,223
	Cost	Accumulated amortization	Net book Value
(in thousands of U.S.$)	$	$	$
December 31, 2004
Licensed technologies	34,326	1,427	32,899
Acquired technologies	33,907	12,197	21,710
Distribution relationships	8,699	363	8,336
Other	2,759	458	2,301
	79,691	14,445	65,246

7.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands of U.S.$)	September 30, 2005 $	December 31, 2004 $
Trade accounts payable	3,972	2,149
Accrued license and royalty fees	226	14,455
Employee-related accruals	3,659	2,618
Other accrued liabilities	6,237	2,110
	14,094	21,332

8.   SHARE CAPITAL

During the three and nine month periods ended September 30, 2005, the Company issued 13,805 and 172,183 common shares, respectively, upon exercise of stock options.

(a)

Stock Options

Angiotech Pharmaceuticals, Inc. (“Angiotech”)

In January 2004, the shareholders approved the adoption of the 2004 Stock Option Plan (“2004 Plan”) which superceded the previous stock option plans.  The 2004 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable options to purchase up to 9,960,270 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The exercise price of the options is fixed by the Board of Directors but generally will be at least equal to the market price of the common shares at the date of grant and for options granted under the 2004 Plan, the term may not exceed five years.  For options grandfathered from the previous stock option plans, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions.

A summary of the stock option transactions for the nine months ended September 30, 2005 is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN $)
Outstanding at December 31, 2004	8,353,816	$16.97
Granted	152,500	$21.54
Exercised	(72,827)	$13.53
Forfeited	(169,050)	$29.20
Outstanding at March 31, 2005	8,264,439	$16.84
Granted	75,000	$16.11
Exercised	(3,817)	$14.31
Forfeited	(21,477)	$29.18
Outstanding at June 30, 2005	8,314,145	$16.80
Granted	56,059	$16.05
Exercised	(11,233)	$11.97
Forfeited	(82,790)	$30.36
Outstanding at September 30, 2005	8,276,181	$16.67

These options expire at various dates from February 5, 2006 to March 5, 2013.

	No. of Optioned Shares	Weighted average exercise price (in US $)
Outstanding at December 31, 2004	-	-
Granted	203,500	$17.61
Outstanding at March 31, June 30 and September 30, 2005	203,500	$17.61

These options expire at various dates from January 26, 2010 to January 30, 2010.

Angiotech BioMaterials, Corp. (“BioMaterials”)

On January 31, 2003, upon the acquisition of BioMaterials, the Company assumed a total of 1,101,488 stock options outstanding under BioMaterials stock option plans including the 1998 Stock Option Plan.  Under the 1998 Stock Option Plan, options may be granted to the BioMaterials’ employees and consultants.  The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years.  Options granted are also subject to certain vesting provisions.  Each BioMaterials stock option is converted into one Angiotech common share upon exercise.

A summary of the BioMaterials stock option transactions for the nine months ended September 30, 2005 is as follows:

	No. of Optioned Shares	Weighted average exercise price
Outstanding at December 31, 2004	169,056	US $11.45
Exercised	(81,734)	US $10.52
Forfeited	(7,860)	US $23.68
Outstanding at March 31, 2005	79,462	US $11.19
Exercised	-	-
Forfeited	(1,028)	US $20.80
Outstanding at June 30, 2005	78,434	US $11.06
Exercised	(2,572)	US $ 5.92
Forfeited	(4,212)	US $22.53
Outstanding at September 30, 2005	71,650	US $10.57

These options expire at various dates from August 9, 2006 to June 3, 2013.

Stock options outstanding

The options outstanding under all option plans are as follows:

	Options outstanding September 30, 2005			Options exercisable September 30, 2005
Range of exercise prices	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
The following options granted under the Angiotech plan are exercisable in CDN$:
$0.69	114,000	0.35	$0.69	114,000	$0.69
$2.25-$3.03	397,912	3.04	$2.80	397,912	$2.80
$3.75-$4.24	503,614	4.18	$4.23	503,614	$4.23
$11.46-$14.84	3,132,776	5.99	$13.58	2,827,749	$13.59
$15.10-$19.75	1,484,983	5.21	$16.84	1,332,417	$16.94
$21.39-$32.90	2,642,896	4.93	$25.38	1,875,357	$23.90
	8,276,181	5.18	$16.67	7,051,049	$15.48
The following options granted under the Angiotech plan are exercisable in US$:
$17.20-$18.00	203,500	4.33	$17.61	31,834	$17.63
	203,500	4.33	$17.61	31,834	$17.63
The following options granted under the BioMaterials plan are exercisable in US$:
$5.43-$5.67	1,124	6.42	$5.62	1,124	$5.62
$7.48-$9.60	56,111	7.07	$9.53	56,111	$9.53
$10.39-$12.82	2,512	3.59	$11.67	2,512	$11.67
$15.10-$17.10	11,228	7.24	$15.41	11,228	$15.41
$20.04-$20.70	675	4.66	$20.50	675	$20.50
	71,650	6.95	$10.57	71,650	$10.57

(b)

Stock-based compensation expense

The Company recorded stock-based compensation expense of $1,468,000 and $4,731,000 for the three and nine months ended September 30, 2005, respectively ($1,379,000 and $3,839,000 for the three and nine months ended September 30, 2004, respectively) relating to awards granted under its stock option plan.

The estimated fair value of the stock options granted during the three and nine month periods ended September 30, 2005 and 2004 is amortized to expense on a straight-line basis over the vesting period and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Dividend Yield	Nil	Nil	Nil	Nil
Annualized Volatility	41.2%	45.1%	43.2%	46.6%
Risk-free Interest Rate	3.23%	3.45%	3.11%	2.91%
Expected Life (Years)	3	3	3	3

The weighted average fair value of stock options granted in the three month period ended September 30, 2005 was CDN$5.03 per share for the 56,059 stock options granted in CDN$ (CDN$8.24 for shares granted in CDN$ for the three months ended September 30, 2004).

During the nine month period ended September 30, 2005, as a result of employee termination agreements, the Company accelerated the vesting of 156,481 stock options to an immediate vesting from approximately 1.9 years. The Company recorded compensation expense of $852,000 based on the estimated fair values of the modified awards.  The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.69% and expected life – 259 days.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

(c)

Pro forma disclosure

The following pro forma financial information presents the net income for the period and basic and diluted net income per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model.

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
(in thousands of U.S.$, except per share data)	$	$	$	$
Net income for the period, as reported	15,925	26,619	50,073	10,971
Add: Stock-based employee compensation expense included in reported income above	1,468	1,379	4,731	3,839
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(2,328)	(3,640)	(7,565)	(10,571)
Pro forma net income for the period	15,065	24,358	47,239	4,239
Basic net income per common share
As reported	0.19	0.32	0.60	0.13
Pro forma	0.18	0.29	0.56	0.05
Diluted net income per common share
As reported	0.19	0.31	0.60	0.13
Pro forma	0.18	0.28	0.56	0.05

(d)

Shareholder rights plan

Pursuant to a shareholder rights plan ("the Plan") approved February 10, 1999, amended and restated on March 5, 2002 and again on June 9, 2005, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% of more of the common shares of the Company.  The rights are not exercisable in the event of a Permitted Bid as defined in the Plan.  The Plan has a term of 9 years, subject to reconfirmation by the shareholders at the annual shareholder meeting in 2008.

9.  COMMITMENTS AND CONTINGENCIES

(a)  Commitments

i)

Consolidation of research and development facilities

In October 2004, the Company began a process of consolidating its research and development facilities by centralizing certain research and development activities.  The consolidation of the research and development activities was completed as of June 30, 2005.  The only remaining activity at the Palo Alto facility is manufacturing of the Vitagel product.  Manufacturing of this product will continue until December 2005 at which time it will be transferred to a third party.  Total restructuring and termination related costs of approximately $4.8 million were recorded to September 30, 2005.  During the three months ended September 30, 2005, the Company recorded expenses of $0.4 million of which $0.2 million was included in cost of goods sold and $0.2 million was included in selling, general and administration expenses.  Of the total amount expensed, $1.1 million remains unpaid in accrued liabilities at September 30, 2005.

(b)  Contingencies

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii)

Oppositions have been filed with respect to four granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690).  The oppositions against European Patent No EP7011158, EP0809515 and EP1155690 are at an early stage.  The opposition against European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of the Company’s Patent No. EP0706376 with various claims, including claims to stents coated with composition of paclitaxel and a polymeric carrier.  None of the original parties to the proceedings has filed an Appeal of this decision. Two non-parties to the Opposition (Conor Medsystems Inc. and Sahajanand Medical Technologies Pvt. Ltd) have submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal, however the EPO has not indicated that they will consider the merits of those documents. An opposition has also been filed by a third party against one of the Company’s Japanese patents that relate to stents (No. 3423317).  In this case the Company has received a notice from the Japanese Patent Office providing reasons for revocation of this patent. Under Japanese Patent Office procedures, until receiving this notice, the Company had not been afforded an opportunity to respond to arguments made by the third party in the opposition to this patent. The Company is now permitted to file a response to amend the claims of the patent at the Japanese Patent Office, after which time the Japanese Patent Office will examine the patent further on its merits. The Japanese Patent Office will either maintain the patent as amended, which may narrow the scope of the protection afforded by the patent, or issue a decision revoking the patent. Such a revocation decision can be appealed to the Intellectual Property High Court of Japan. The ultimate outcomes of the Japanese and European oppositions, including appeals, are uncertain at this time.

iii)

In February 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Conor Medsystems for patent infringement.  The ultimate outcome of the patent infringement case is uncertain at this time.  On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company's stent patents is invalid and is seeking to have that patent revoked.  Part of the United Kingdom trial was conducted on October 4 to 10, 2005 with the remainder scheduled for December 12 and 13, 2005.  On March 31, 2005, a claim was filed by Conor Medsystems in a court in Australia, alleging invalidity of three of the Company’s Australian patents.  The outcomes of these legal proceedings are uncertain at this time.

iv)

In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement.  The ultimate outcome of the patent infringement case is uncertain at this time.

v)

The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

10.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one segment: drug-eluting medical devices and biomaterials.  In prior years, the Company reported information in three operating segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  Based on the success of the TAXUS® Express2™ drug-eluting stent and the royalty revenue derived from sales of this product and as the Company’s corporate strategy evolved during 2004, the Company’s chief decision makers began managing the Company’s business as one segment as described above.  Accordingly, the comparative segmented information has been restated to conform with presentation adopted in 2004.

The Company focuses on combining pharmaceutical compounds with medical devices and biomaterials to address common complications associated with a surgical procedure or the implantation of a medical device.

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or, for revenue from collaborators, the location of the collaborator’s customers:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
(in thousands of U.S.$)	$	$	$	$
Revenue - TAXUS®:
Royalty revenue:
United States	33,805	34,332	110,761	38,981
European Union	8,270	4,157	25,070	10,056
Other	3,046	1,936	8,686	5,524
Total TAXUS®	45,121	40,425	144,517	54,561

Revenue – Other:
United States	2,722	3,024	11,496	12,551
Other	1,548	820	3,754	2,441
Total other revenue	4,270	3,844	15,250	14,992

Total revenue	49,391	44,269	159,767	69,553

Long-lived assets including goodwill:

(in thousands of U.S.$)	September 30, 2005 $	December 31, 2004 $
United States	59,934	63,018
Canada	32,712	34,258
Switzerland	11,872	12,572
Netherlands	4,005	4,421
	108,523	114,269

Economic dependency

During the three and nine month periods ended September 30, 2005, revenue from one licensee represents approximately 91% and 90% of total revenue, respectively (91% and 78%, respectively, for the three and nine month periods ended September 30, 2004).

11.

NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS

The net change in non-cash working capital items relating to operations was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
(in thousands of U.S.$)	$	$	$	$

Accrued interest on short-term and long-term investments	(313)	(421)	(713)	(1,217)
Accounts receivable	(343)	1,668	79	3,652
Inventories	12	226	(1,715)	978
Other current assets	392	1,303	704	1,958
Accounts payable and accrued liabilities	(4,755)	3,512	(7,447)	4,596
Income taxes payable	5,461	(683)	11,396	(1,229)
	454	5,605	2,304	8,738

12.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except for the following differences:

(a)

Under Canadian GAAP, when a research and development project meets Canadian GAAP criteria for deferral and amortization, amounts paid for medical technologies are capitalized and amortized over its expected useful life.

(b)

Under Canadian GAAP, in-process research and development that meets certain criteria for deferral and amortization is capitalized as an intangible asset and is amortized over its expected useful life.  On January 31, 2003 and December 4, 2003, the Company acquired in-process research and development in the acquisitions of Angiotech BioMaterials Corp. and Angiotech BioCoatings Corp. of $3,555,000 and $3,084,000, respectively.  Accordingly, these amounts have been capitalized for Canadian GAAP purposes.  Amortization of in-process research and development is provided using the straight-line method over 7-10 years and amounted to $207,000 and $621,000 in each of the three and nine month periods ended September 30, 2005 and September 30, 2004, respectively.

For Canadian GAAP purposes, the Company recorded an additional future income tax liability of $1,171,000 on the difference between the carrying value and tax base of the in-process research and development capitalized in the BioCoatings acquisition.  During the three and nine month periods ended September 30, 2005, the future income tax recovery was adjusted by $29,000 and $87,000, respectively, for Canadian GAAP purposes to reflect the reduction in the temporary difference due to the amortization of the BioCoatings in-process research and development ($29,000 and $88,000 for the three and nine month periods ended September 30, 2004, respectively).

(c)

Under Canadian GAAP, short-term and long-term investments classified as available for sale are recorded at the lower of cost plus accrued interest and market.  Accordingly, unrealized losses on available for sale securities of $2,666,000 included in accumulated other comprehensive income have been reversed for Canadian GAAP purposes (net unrealized gains of $157,000 at September 30, 2004).

(d)

If Canadian GAAP were followed:

(i)

the effect on the Statements of Income would be:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
(in thousands of U.S.$, except share and per share data)	$	$	$	$
Net income for the period, U.S. GAAP	15,925	26,619	50,073	10,971
Adjustment for medical technologies expense and amortization (a)	-	-	-	(2)
Adjustment for amortization of in-process research and development (b)	(207)	(207)	(621)	(621)
Adjustment for FIT recovery on amortization of in-process research and development (b)	29	29	87	88
Other	1	11	3	44
Net income for the period, Canadian GAAP	15,748	26,452	49,542	10,480
Basic net income per common share, Canadian GAAP	0.19	0.32	0.59	0.13
Diluted net income per common share, Canadian GAAP	0.19	0.31	0.59	0.12
Basic weighted average number of common shares outstanding (in thousands)	84,125	83,812	84,097	83,609
Diluted weighted average number of common shares outstanding (in thousands)	84,125	86,718	84,097	86,515

(ii)  Balance Sheet items which would differ under Canadian GAAP are as follows:

	September 30, 2005	December 31, 2004
(in thousands of U.S.$)	$	$
Intangible assets	64,162	70,807
Goodwill	34,517	34,517
Short-term investments	119,798	153,269
Long term investments	173,762	73,318
Total assets	550,107	487,443
Future income tax liability	2,025	9,076
Contributed surplus	16,758	12,030
Cumulative translation adjustment	22,100	22,100
Accumulated other comprehensive income	-	-
Retained earnings (deficit)	13,017	(36,525)

(e)

Pro forma disclosure – stock-based compensation

The following pro forma financial information presents net income for the period and basic and diluted net income per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
(in thousands of U.S.$, except per share data)	$	$	$	$

Net income for the period, Canadian GAAP	15,748	26,542	49,542	10,480
Add: Stock-based employee compensation expense included in reported income above	1,467	1,368	4,728	3,795
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(2,328)	(3,640)	(7,565)	(10,571)

Pro forma net income for the period, Canadian GAAP	14,887	24,180	46,705	3,704
Basic net income per common share
As reported	0.19	0.32	0.59	0.13
Pro forma	0.18	0.29	0.56	0.04
Diluted net income per common share
As reported	0.19	0.31	0.59	0.12
Pro forma	0.18	0.28	0.56	0.04

13.

SUBSEQUENT EVENTS

(a)  CombinatoRx Incorporated

In October 2005, the Company entered into a Research and License Agreement with CombinatoRx, Incorporated (“CombinatoRx”). The collaboration will involve a joint research effort to combine CombinatoRx’s combination drug discovery platform and capabilities with the Company’s expertise in local drug selection and delivery across a number of disease areas.  As consideration for the license, the Company paid an upfront license payment to CombinatoRx of $27.0 million.  The Company has the option to extend the research collaboration from thirty months to sixty months for additional consideration of $7.0 million.  CombinatoRx will also receive milestone payments and royalties for each combination pharmaceutical compound successfully developed and commercialized by the Company.  In connection with this transaction, the Company also made a $15.0 million investment in CombinatoRx Series E Convertible Preferred shares which will be treated as a long-term investment and will be accounted for using the cost method.  The initial upfront license payment will be expensed and treated as acquired in-process research and development as the technology is at an early stage of development, not currently determined to be technologically feasible and does not have any alternative future use.

(b)  Afmedica Inc.

In October 2005, the Company completed the acquisition of all of the outstanding shares of Afmedica, Inc. (“Afmedica”) for cash consideration of approximately $21.5 million.  Afmedica is developing perivascular technology using the drug rapamycin to treat problems and side effects associated with various vascular interventions.  Afmedica was purchased primarily for the intellectual property related to its perivascular technology.  The Company is in the process of finalizing the purchase price allocation and expect that a majority of the purchase price will be expensed and treated as acquired in-process research and development as the technology is at an early stage of development, not currently determined to be technologically feasible and does not have any alternative future use.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE:

November 3, 2005

/s/ Dr. William L. Hunter

Per:

Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

I, Mr. David M. Hall, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE:

November 3, 2005

/s/ David M. Hall

Per:

Mr. David M. Hall, Chief Financial Officer